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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

INNOVATIVE MICRO TECHNOLOGY, INC.
(Name of Subject Company (issuer) and Filing Persons (offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

038-216-104
(CUSIP Number of Class of Common Stock Underlying Securities)

John S. Foster
President and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, California 93117
Telephone: (805) 681-2800

Copy to:
James J. Slaby, Esq.
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
Los Angeles, California 90071
Telephone: (213) 620-1780
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $522.00
Form or Registration No.:  005-00002-70
Filing Party:  Registrant
Date Filed:  March 28, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange Outstanding Options, dated March 28, 2005 (the "Offer to Exchange"), filed herewith as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Name and Address.

        Innovative Micro Technology, Inc. ("IMT") is the issuer of the securities subject to the Option Exchange. The address of the Company's principal executive office is 75 Robin Hill Road, Goleta, California 93117, and its telephone number is (805) 681-2800. The information set forth in the Offer to Exchange under the heading "Section 8—Information concerning Innovative Micro Technology, Inc." is incorporated herein by reference.

        (b)   Securities.

        The subject class of securities consists of the options to purchase the common stock, par value $0.0001 per share, of IMT granted under the Innovative Micro Technology, Inc. 2001 Stock Incentive Plan and having an exercise price greater than $0.30 per share (the "Old Options"). As of March 28, 2005, options covering the purchase of 1,777,224 shares of common stock are outstanding under the 2001 Stock Incentive Plan, of which 1,636,224 are eligible to be exchanged in this offer.

        (c)   Trading Market and Price.

        The information set forth in the Offer to Exchange under the heading "Section 6—Price of Shares Underlying the Options" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 2(a) above.

Item 4.    Terms of the Transaction.

        (a)   The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  Section 1—Eligible Options; Expiration Date

  •
  Section 3—Procedures for Tendering Options

  •
  Section 4—Acceptance of Options for Exchange and Issuance of New Options

  •
  Section 5—Conditions of the Offer

  •
  Section 7—Source and Amount of Consideration; Terms of New Options

  •
  Section 10—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer

  •
  Section 11—Legal Matters; Regulatory Approvals

  •
  Section 12—Material U.S. Federal Income Tax Consequences

  •
  Section 13—Extension of Offer; Termination; Amendment

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        (b)   The information set forth in the Offer to Exchange under the heading "Section 9—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the Offer to Exchange under the heading "Section 9—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 6.    Purposes of The Transaction and Plans or Proposals.

        (a)   The information set forth in the Offer to Exchange under the heading "Section 2—Purpose of the Offer" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under the headings "Section 4—Acceptance of Options for Exchange and Issuance of New Options" and "Section 10—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Exchange under the heading "Section 2—Purpose of the Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds Or Other Consideration.

        (a)   The information set forth in the Offer to Exchange under the headings "Section 7—Source and Amount of Consideration; Terms of New Options Consideration" and "Section 14—Fees and Expenses" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under the heading "Section 5—Conditions of the Offer" is incorporated herein by reference.

        (c)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offer to Exchange under the heading "Section 9—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under the heading "Section 9—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the Offer to Exchange under the heading "Section 14—Fees and Expenses; Persons Employed in Offer" is incorporated herein by reference.

Item 10.    Financial Statements.

        The following information is incorporated herein by reference:

  •
  The information provided in the Offer to Exchange under the heading "Summary Financial Information."

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  •
  Pages F-1 through F-21 of the Company's Annual Report on Form 10-KSB for the year ended October 2, 2004; and

  •
  Pages 3 through 14 of the Company's Quarterly Report on Form 10-QSB for the quarter ended January 1, 2005.

Item 11.    Additional Information.

        The information set forth in the Offer to Exchange under the headings "Section 9—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Section 11—Legal Matters; Regulatory Approvals" is incorporated herein by reference.

Item 12.    Exhibits.

        The following Exhibits are filed herewith:

Exhibit Number	Description of Exhibit
(a)(1)(i)	Offer to Exchange (amended), dated April 21, 2005.
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Form of Letter to Eligible Option Holders
(a)(5)(i)
Innovative Micro Technology, Inc. 2001 Stock Incentive Plan, as amended (incorporated by reference to Appendix B to the Company's Proxy Statement filed with the Commission on Schedule 14A on January 28, 2004)
(a)(5)(ii)*	Form of Option Agreement
(d)(i)
Voting Agreement among the Company, the Investors listed on Schedule I, and certain stockholders listed on the Signature Pages, dated as of January 25, 2005 (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed with the Commission on January 31, 2005)

*
Previously filed.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Tender Offer Statement is true, complete and correct.

INNOVATIVE MICRO TECHNOLOGY, INC.

/s/ JOHN S. FOSTER John S. Foster President and Chief Executive Officer
Date: April 21, 2005

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